EXHIBIT 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007, and the selected consolidated balance sheet data as of June 30, 2006 and 2007, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007

Statement of Income Data
(in thousands):
Revenues:
Products	$47,021	$33,831	$21,670	$25,317	$27,554	$15,739	$12,351
Services	11,320	12,036	16,128	17,909	18,560	9,307	9,631

Total revenues	58,341	45,867	37,798	43,226	46,114	25,046	21,982
Cost of revenues:
Products	27,398	29,619	16,645	13,015	14,783	7,142	5,925
Services	5,675	6,368	9,719	9,203	9,571	4,584	4,343
Impairment of
capitalized software	-	5,864	3,597	177	-	-	-

Total cost of revenues	33,073	41,851	29,961	22,395	24,354	11,726	10,268

Gross profit	25,268	4,016	7,837	20,831	21,760	13,320	11,714
Operating expenses:
Research and
development, net	7,958	10,318	10,744	9,136	9,578	4,381	4,345
Selling and marketing,
net	17,725	19,465	19,220	11,977	10,214	5,070	3,503
General and administra-
tive	6,980	6,333	6,636	6,325	6,679	2,948	4,241
Goodwill write-off	-	1,052	-	-	-	-	-
Allowance for doubtful
accounts and bad debt
write-off	7,456	177	(50)	-	-	-	-

Total operating expenses	40,119	37,345	36,550	27,438	26,471	12,399	12,089

Operating income (loss)	(14,851)	(33,329)	(28,713)	(6,607)	(4,711)	921	(375)
Other income	-	-	-	-	150	-	33
Financial income, net	3,412	2,793	1,326	153	662	61	1,019

Income (loss) before income
taxes	(11,439)	(30,536)	(27,387)	(6,454)	(3,899)	982	677
Income taxes	(585)	(456)	2,107	624	(96)	13	(137)

Net profit (loss)	$(10,854)	$(30,080)	$(29,494)	$(7,078)	$(3,803)	$969	$814
Deemed dividend associated
with Beneficial Conversion
feature of Preferred Shares	-	-	-	(1,981)	-	-	-
Net profit (loss)	$(10,854)	$(30,080)	$(29,494)	$(9,059)	$(3,803)	$969	$814
Net profit (loss) attributed
to preferred shares	-	-	-	$(3,129)	$(764)	$180	$126
Net profit (loss) attributed
to ordinary shares	$(10,854)	$(30,080)	$(29,494)	$(5,930)	$(3,039)	$789	$688

Basic net earnings (loss)
per share	$(0.92)	$(2.53)	$(2.48)	$(0.72)	$(0.20)	$0.05	$0.04

Diluted net earnings (loss)
per share	$(0.92)	$(2.53)	$(2.48)	$(0.72)	$(0.20)	$0.05	$0.04

Weighted average number of
shares used in computing:

Basic net earnings (loss)
per share	11,852,808	11,872,052	11,872,941	12,577,392	15,075,881	14,640,846	16,000,431

Diluted net earnings (loss)
per share	11,852,808	11,872,052	11,872,941	12,577,392	15,075,881	15,515,822	16,102,663

Year Ended December 31

	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007

Balance Sheet Data
(in thousands):
Cash and cash equivalents.	$33,972	$13,901	$5,472	$18,034	$31,410	$24,863	$27,877
Short term bank deposits	1,229	4,365	2,372	1,973	984	1,728	2,215
Marketable securities	12,889	15,767	12,626	15,713	-	9,582	-
Working capital	59,287	38,570	16,806	23,613	24,462	28,017	25,498
Total assets	104,465	76,606	46,497	55,851	53,585	57,000	50,769
Shareholders' equity	86,268	55,789	26,293	32,443	30,495	35,042	31,332

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2006 and our registration statement on Form F-3 filed with the SEC on September 7, 2005, our actual results may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
	2006	2007

Revenues:
Product	63%	56%
Service	37%	44%

Total revenues	100%	100%
Cost of revenues:
Product	29%	27%
Service	18%	20%
Total cost of revenues	47%	47%

Gross profit	53%	53%
Operating expenses:
Research and development, net	17%	20%
Selling and marketing	20%	16%
General and administrative	12%	19%

Total operating expenses	49%	55%

Operating income(loss)	4%	(2)%
Other income	0%	0%
Financial income, net	0%	5%

Income before income taxes	4%	3%
Income taxes	0%	(1)%

Net Income	4%	4%

Net Income attributed to preffered shares	1%	1%

Net Income attributed to ordinary shares	3%	3%

	Six Months Ended June 30,
	2006	2006

Sales by Geographic Area:
Israel	8%	8%
United States	43%	35%
Europe	23%	34%
Australia	9%	6%
South America	9%	6%
Far East	3%	5%
South Africa	5%	6%

	100%	100%

Comparison of Six Months Ended June 30, 2006 and Six Months Ended June 30, 2007

Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2006 vs. 2007
	2006	2007

Product sales	$15.7	$12.4	(21)%
Services	9.3	9.6	3%
Total Revenues	25.0	22.0	(12)%

Product sales revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

The decrease in our product revenues for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 was primarily attributable to the slow down of our order intake during 2006 which resulted from the consolidation of potential new customers in the U.S. market and to the changes that were made in the our sales force.

Cost of Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2006 vs. 2007
	2006	2007

Cost of product sales	$7.1	$5.9	(17)%
Cost of services	4.6	4.4	(4)%
Total cost of revenues	11.7	10.3	(12)%

Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses and royalties paid to the Office of the Chief Scientist in each year.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services, personnel costs for telephone support and maintenance and other allocated expenses.

Cost of product revenues decreased by 17% to $5.9 million in the six months ended June 30, 2007, from $7.1 million in the six months ended June 30, 2006. This decrease was primarily due to re-organization proceedings that were executed due to changes in the market.

Gross Profit

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2006 vs. 2007
	2006	2007

Product Sales	$8.6	$6.4	(26)%
Services	4.7	5.3	13%
Total gross profit	13.3	11.7	(12)%

Gross profit as a percentage of revenues

	Six Months Ended June 30,
	2006	2007

Product sales	55%	52%
Services	51%	55%
Total gross profit	53%	53%

Total gross profit decreased to $11.7 million for the six months ended June 30, 2007 from $13.3 million for the six months ended June 30, 2006. The decrease of 12% in our cost of revenues for the six month ended June 30, 2007 compared to the six month ended June 30, 2006 was in line with the decrease of 12% in our revenues in the six months ended June 30, 2007 compared to the six month ended June 30, 2006. This was primarily the result of efficiency measures taken mostly in the area of manpower reduction.

While our product sales decreased by 21%, the cost of product sales decreased by 17%. This was primarily the result of fixed cost that can not be proportionally reduced according to our sales volume.

Operating Expenses

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2006 vs. 2007
	2006	2007

Research and development	$4.4	$4.3	(2)%
Selling and marketing	5.1	3.6	(29)%
General and administrative	2.9	4.2	45%
Total operating expenses	12.4	12.1	(2)%

Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures decreased by 2% to $4.3 million in the six months ended June 30, 2007, from $4.4 million in the six months ended June 30, 2006. We did not change significantly the amount invested in research and development, since we believe that this is the amount required in order to preserve the development level of our products considering our limitations.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 16% of total revenues in the six months ended June 30, 2007, compared to 20% of total revenues in the six months ended June 30, 2006. This decrease was primarily due to changes in our sales force.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses were $2.9 million in the six months ended June 30, 2006 and $4.2 million in the six months ended June 30, 2007. The reason for the increase in general and administrative expenses, despite the decrease in our revenues, was primarily due to an increase in legal expenses associated with a claim of termination of an agreement that was signed in 2002 by a major 3G customer.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial income increased to $1 million for the six months ended June 30, 2007, from $61,000 for the six months ended June 30, 2006. The increase in our financial income was due primarily to the selling of all of our structured notes in 2006. As a result of the sale, we did not include expenses relating to decrease in value of the structured notes in our financial statements for 2007.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31 and June 30 2007, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended
(In thousands)	March 31,	June 30,
	2007	2007

Revenues:
Products	5,781	6,570
Services	4,926	4,705

Total revenues	10,707	11,275
Cost of revenues:
Products	3,007	2,918
Services	2,372	1,971

Total cost of revenues	5,379	4,889

Gross profit	5,328	6,386

Operating expenses:

Research and development, net	2,199	2,146
Selling and marketing	1,735	1,768
General and administrative	1,811	2,430

Total operating expenses	5,745	6,344

Operating Income (loss)	(417)	42
Other income	-	33
Financial income, net	581	438

Income before income taxes	164	513
Income taxes	206	(343)

Net Income (loss)	(42)	856

Net Income (loss) attributed to preffered shares	(7)	133
Net Income (loss) attributed to ordinary shares	(35)	723
Basic net earnings (loss) per share
attributed to ordinary shareholders	$0.00	$0.05
Diluted net earnings (loss) per share
attributed to ordinary shareholders	$0.00	$0.04

	Quarters Ended
	March 31,	June 30,
	2007	2007

Revenues:
Products	54%	58%
Services	46%	42%
Total revenues	100%	100%
Cost of revenues:
Products	28%	26%
Services	22%	17%
Total cost of revenues	50%	43%

Gross profit	50%	57%
Operating expenses:
Research and development, net	21%	19%
Selling and marketing	16%	16%
General and administrative	17%	21%
Total operating expenses	54%	56%
Operating Income (loss)	(4)%	0%
Other income	0%	0%
Financial income, net	5%	4%
Income (loss) before income taxes	2%	5%

Income taxes	2%	3%

Net income	0%	8%
Net Income (loss) attributed to preffered shares	0%	1%
Net Income (loss) attributed to ordinary shares	0%	6%

B.	Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and long-term bank deposits of $30.2 million as of June 30, 2007, compared to $36.5 million as of June 30, 2006.

An amount of $1.7 million was used in our operating activities in the six months ended June 30, 2007, compared to an amount of $0.3 million that was provided by operating activities in the six months ended June 30, 2006. We had $27.9 million net cash provided by financing activities in the six months ended June 30, 2007 and $24.9 million net cash provided by financing activities in the six months ended June 30, 2006.

Our capital expenditures were $1 million for the six months ended June 30, 2007 and 2006. We did not capitalize any amount invested for development in the six months ended June 30, 2007 and 2006.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits and trade and unbilled receivables. We invest our cash and cash equivalents mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (gross). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Our management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending June 30, 2008. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the twelve months ended June 30, 2008.